UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 15d-16 of the
Securities Exchange Act of 1934

Dated:  May 11, 2011

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: May 11, 2011	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date:	May 11, 2011

11-28-TR

Teck Metals Reaches Agreement at Community Justice Forum

Trail, BC - On May 10th and 11th, 2011 Teck Metals Ltd. Trail Operations participated in a successful community justice forum.

The forum focused on the previously announced October 7th, 2010 mercury discharge into the Columbia River and a leachate overflow into Stoney Creek that occurred September 13, 2010.  Both incidents were reported to the BC Ministry of Environment and Environment Canada when they occurred. Teck accepts full responsibility and deeply regrets that they occurred.

At the conclusion of a lengthy joint investigation under the Fisheries Act and the Environmental Management Act the Conservation Officer Service and Environment Canada’s Environmental Enforcement Branch recommended the community justice forum process as a method to resolve these incidents. The forum was coordinated by trained facilitators from the Conservation Officer Service.

The forum brought together the parties involved and those impacted by these incidents, including representatives of the company, employees, community and environmental groups.   As a result of the forum, and to compensate for the incidents, all parties have reached the following agreement:

●
Teck agrees to pay $325,000 in total for the two incidents, which  will be used to benefit community environmental initiatives, including;  LeRoi  Community Foundation, Environmental Damages Fund, Gyro Park Spray Park Water Recycling Project, Trail Wildlife Association Endowment Fund, Columbia River Interpretive Centre Project, Kootenay Columbia Trails Society, and Bear Aware.

●	Potential Columbia River entry points through sumps will be clearly identified.
●	Complete a review of all process sumps to ensure piping configurations will not allow for entry into any river discharge systems.
●	Procedures will be established to ensure process solution does not enter the sanitary sewer system.

In addition, Teck has already taken a number of steps to prevent similar incidents from occurring in the future, including:
●	Launched Phase II of a $5.5 million Effluent Spill Reduction Program to significantly reduce the risk of spills with Phase I at $2.8 million essentially complete.
●	Provided increased training to all employees at Trail Operations to ensure they are aware of the importance of protecting waterways.
●	Reviewed all effluent discharge alarms to ensure they are functioning properly.

●	Completed a review of the Hazard Risk Assessment and Work Package Hazard Checklists process to ensure all workers are apprised of the associated risks with regard to work activities.
●	Modified the field inspection process and involvement of contractors to include a review of contractor job procedures and individual trades’ skills.
●	Reviewed all lift stations (18) and three associated sumps on the property for piping configuration, alarms and for any possible direct connections to effluent discharge streams.
●	Improved the accessibility of Emergency Response equipment.
●	Initiated a total rebuild of the Stoney Creek leachate sump and control system.
●	Revised procedures in response to routine maintenance activities at the Stoney Creek effluent collection system and the high/low level alarms.

Teck has made significant investments in Trail Operations over the last 15 years to improve its environmental performance with overall air and water emissions dropping by more than 95%.

Teck is committed to continually improving its environmental performance at Trail and appreciates the opportunity provided by the BC Ministry of Environment and Environment Canada to address these two incidents through the community justice forum.   We would like to thank the facilitators from the Conservation Officer Service, Andy MacKay and Ryane McIntyre, who conducted the forum in a constructive and professional manner.  Additionally, we would like to thank, and are greatly appreciative of, the community members who participated in the forum on their own time and at their own expense. Their involvement and insight were instrumental in developing the resolution for these incidents.

About a Community Justice Forum
A community justice forum utilizes the principles of restorative justice and brings a responsible party, and parties involved or affected by an incident, including the community, together with trained facilitators to discuss the incident and its effects.  A successful community justice forum results in an agreement by the parties on how to resolve the situation.

About Teck Metals Ltd.
Teck Metals Ltd. Trail Operations represents one of the world’s largest fully integrated zinc and lead smelting and refining complexes. Trail’s metallurgical operations also produce a variety of precious and specialty metals, chemicals and fertilizer products, as well as being a recycler of electronic waste. Trail has a two-thirds interest in the Waneta hydroelectric dam as well as ownership of the related transmission system. The Waneta Dam provides clean and renewable power to the metallurgical operations.

Media Contacts:
Marcia Smith
Vice President, Corporate Affairs
Tel. 604.699.4616
marcia.smith@teck.com

Richard Deane
Manager, Energy & Public Affairs
Teck Metals Ltd.
Tel. 250.364.4118
richard.deane@teck.com